

Mail Stop 3030

February 16, 2010

Dr. George A. Lopez, M.D.
Chief Executive Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

>   **Re: ICU Medical, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed February 20, 2009**
>   **Form 10-Q for fiscal quarter ended September 30, 2009**
>   **Filed October 22, 2009**
>   **File No. 000-19974**

Dear Dr. Lopez:

   We have completed our review of the above captioned filings and related correspondence and have no further comments at this time.

>   Sincerely,
>
>
>   Daniel Morris
>   Special Counsel